UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Gulfport Energy Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

402635304

(CUSIP Number)

Firefly value partners, lp

601 West 26th Street, Suite 1520

New York, New York 10001

(212) 672-9600

STEVE WOLOSKY, ESQ.

KENNETH MANTEL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Firefly Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,077,000 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,077,000 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,077,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

PN, IA

* Includes 4,350,000 shares underlying call options currently exercisable as further described in Item 6 to the Schedule 13D.

2

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

FVP Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,077,000 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,077,000 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,077,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

PN

* Includes 4,350,000 shares underlying call options currently exercisable as further described in Item 6 to the Schedule 13D.

3

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

FVP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,077,000 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,077,000 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,077,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

OO

* Includes 4,350,000 shares underlying call options currently exercisable as further described in Item 6 to the Schedule 13D.

4

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Firefly Management Company GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,077,000 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,077,000 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,077,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

OO

* Includes 4,350,000 shares underlying call options currently exercisable as further described in Item 6 to the Schedule 13D.

5

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Ryan Heslop
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,077,000 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,077,000 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,077,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

* Includes 4,350,000 shares underlying call options currently exercisable as further described in Item 6 to the Schedule 13D.

6

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Ariel Warszawski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,077,000 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,077,000 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,077,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 402635304

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by FVP Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 9,727,000 Shares beneficially owned by FVP Master Fund is approximately $128,761,305, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 4,350,000 Shares beneficially owned by FVP Master Fund, as further described in Item 6 to the Schedule 13D, is approximately $3,575,742, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 17, 2019, the Reporting Persons delivered a letter to the Issuer’s board of directors (the “Board”) highlighting the Issuer’s lack of urgency in addressing persistent stock price underperformance; failure to commit to steps that could maximize stockholder value; and the current Board’s lack of necessary skills, experience and alignment with stockholders to effectively steer the Issuer’s strategy and maximize long-term stockholder value. In the letter, the Reporting Persons also call for steps including a $500 million share repurchase program and a moratorium on value-destructive share issuances. The foregoing description of the letter does not purport to be complete and is qualified in its entirety by reference to the full text of the letter, which is filed as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 173,302,055 Shares outstanding, as of October 29, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2018.

A.	FVP Master Fund
(a)	As of the close of business on January 17, 2019, FVP Master Fund beneficially owned 14,077,000 Shares, including 4,350,000 shares underlying certain call options.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,077,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,077,000

8

CUSIP No. 402635304

(c)	The transactions in the securities of the Issuer by FVP Master Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Firefly Value Partners
(a)	Firefly Value Partners, as the investment manager of FVP Master Fund, may be deemed the beneficial owner of the 14,077,000 Shares owned by FVP Master Fund, including 4,350,000 shares underlying certain call options.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,077,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,077,000

(c)	Firefly Value Partners has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D. The transactions in the securities of the Issuer on behalf of FVP Master Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	FVP GP
(a)	FVP GP, as the general partner of FVP Master Fund, may be deemed the beneficial owner of the 14,077,000 Shares owned by FVP Master Fund, including 4,350,000 shares underlying certain call options.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,077,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,077,000
(c)	FVP GP has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D. The transactions in the securities of the Issuer on behalf of FVP Master Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Firefly Management
(a)	Firefly Management, as the general partner of Firefly Value Partners, may be deemed the beneficial owner of the 14,077,000 Shares owned by FVP Master Fund, including 4,350,000 shares underlying certain call options.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,077,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,077,000

9

CUSIP No. 402635304

(c)	Firefly Management has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D. The transactions in the securities of the Issuer on behalf of FVP Master Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Heslop
(a)	Mr. Heslop, as a Managing Member of FVP GP and Firefly Management, may be deemed the beneficial owner of the 14,077,000 Shares owned by FVP Master Fund, including 4,350,000 shares underlying certain call options.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,077,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,077,000

(c)	Mr. Heslop has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D. The transactions in the securities of the Issuer on behalf of FVP Master Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Warszawski
(a)	Mr. Warszawski, as a Managing Member of FVP GP and Firefly Management, may be deemed the beneficial owner of the 14,077,000 Shares owned by FVP Master Fund, including 4,350,000 shares underlying certain call options.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,077,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,077,000

(c)	Mr. Warszawski has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D. The transactions in the securities of the Issuer on behalf of FVP Master Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

10

CUSIP No. 402635304

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board, dated January 17, 2019.

11

CUSIP No. 402635304

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2019

FVP Master Fund, L.P.
By:	FVP GP, LLC,
its General Partner

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

Firefly Value Partners, LP
By:	Firefly Management Company GP, LLC,
its General Partner

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

FVP GP, LLC

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

Firefly Management Company GP, LLC

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

/s/ Ariel Warszawski
Ariel Warszawski

/s/ Ryan Heslop
Ryan Heslop

12

CUSIP No. 402635304

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FVP Master fund, l.p.

Purchase of Common Stock	187,000	7.6351	12/19/2018
Purchase of Common Stock	10,533	7.0500	12/20/2018
Purchase of Common Stock	139,467	6.6795	12/21/2018
Purchase of Common Stock	40,000	6.6750	12/27/2018
Purchase of Common Stock	350,000	6.5854	12/31/2018